FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 3
TO
ANNUAL REPORT
OF

THE REPUBLIC OF TURKEY
(Name of Registrant)

Date of end of last fiscal year: December 31, 2002

SECURITIES REGISTERED*

(As of the close of the fiscal year)

	Amounts as to	Names of
	which registration	exchanges on
Title of Issue	is effective	which registered

N/A	N/A	N/A

Names and address of persons authorized to receive notices
and communications from the Securities and Exchange Commission

Republic of Turkey Consulate General in New York
Economic Counselor
821 U.N. Plaza
4th Floor
New York, New York 10017

*	The Registrant is filing this annual report on a voluntary basis.

THE REPUBLIC OF TURKEY
SIGNATURE
EXHIBIT INDEX
FORM OF AMENDMENT TO FISCAL AGENCY AGREEMENT

THE REPUBLIC OF TURKEY

     The purpose of this Amendment is to file with the Commission a form of Amendment No. 2 to Fiscal Agency Agreement, dated as of January 7, 2004, which contains certain technical amendments to the Fiscal Agency Agreement, dated as of December 15, 1998, as previously amended by Amendment No. 1 to Fiscal Agency Agreement dated as of September 17, 2003.

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SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at New York, New York on the 12th day of January, 2004.

REPUBLIC OF TURKEY

By:	/s/ Melih Nemli
Melih Nemli
Deputy Director General
of Foreign Economic Relations
Undersecretariat of Treasury
Prime Ministry

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EXHIBIT INDEX

Exhibit
Number			Page Number

	A	None

	B	None

*	C	Copy of the 2003 Annual Budget of Turkey

*	D	Current Turkey Description

*	E	Description of Amendments to be made to Fiscal Agency Agreement dated as of December 15, 1998 between the Republic of Turkey and JPMorgan Chase Bank, as Fiscal Agent

*	F	Form of Amendment No. 1 dated as of September 17, 2003 to Fiscal Agency Agreement dated as of December 15, 1998 between the Republic of Turkey and JPMorgan Chase Bank, as Fiscal Agent

*	G	Opinion of the First Legal Advisor, Prime Ministry of the Republic of Turkey dated September 24, 2003.

*	H	Opinion of Arnold & Porter dated September 24, 2003

	I	Form of Amendment No. 2 dated as of January 7, 2004 to Fiscal Agency Agreement dated as of December 15, 1998 between the Republic of Turkey and JPMorgan Chase Bank, as Fiscal Agent

*	Previously filed.

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